                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

         SOLICITATION / RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          KLLM Transport Services, Inc.
                            (Name of Subject Company)

                          KLLM Transport Services, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    482498102
                      (CUSIP Number of Class of Securities)


                                Leland R. Speed
           Chairman of the Special Committee of the Board of Directors
                          KLLM Transport Services, Inc.
                               135 Riverview Drive
                           Richland, Mississippi 39218
                                 (601) 939-2545
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                             Sidney J. Nurkin, Esq.
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1.  SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS. The name of the subject company is KLLM Transport Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 135 Riverview Drive, Richland, Mississippi 39218. The telephone number of the principal executive offices of the Company is (601) 939-2545.

         (b) SECURITIES. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock"), including the associated preferred share purchase rights (the "Rights") issuable pursuant to the Stockholder Protection Rights Agreement dated as of February 13, 1997, between the Company and Key Corp Stockholders Services, Inc., as Rights Agent (the "Rights Plan"). Excluding the rights, as of April 7, 2000 there were 4,110,518 shares of Common Stock outstanding. Except where the context otherwise requires, all references herein to the Common Stock shall include the Rights.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) NAME AND ADDRESS. The name, address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in
Section 1(a) above. In addition to being the filing person, the Company is also the subject company.

         (d) TENDER OFFER. This Statement relates to the unsolicited tender offer being made by Low Acquisition, Inc., a Delaware corporation ("Low Acquisition"), which is wholly-owned by Robert E. Low, an individual residing in Springfield, Missouri ("Low"), disclosed in a Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the "Commission") on April 12, 2000 (the "Schedule TO"). According to the Schedule TO, Low Acquisition is offering to purchase all of the outstanding shares of Common Stock not owned by it or its affiliates at a purchase price of $7.75 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "$7.75 Per Share Offer").

         According to the Schedule TO, the principal executive offices of Low and Low Acquisition are located at 2740 North Mayfair, Springfield, Missouri 65803.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (d) CONFLICTS OF INTEREST. Except as described in (i) this Schedule 14D-9 and (ii) in the section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Form 10-K for the period ended December 31, 1999 (the "Company's 1999 Form 10-K"), no material agreement, arrangement or understanding or actual or potential conflict of interest exists between the Company, its executive officers, directors or affiliates, Low or his affiliates, or Low Acquisition and its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a)    SOLICITATION RECOMMENDATION.

                AS MORE FULLY DESCRIBED BELOW, THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK REJECT LOW ACQUISITION'S $7.75 PER SHARE OFFER AND NOT TENDER THEIR SHARES OF THE COMPANY IN LOW ACQUISITION'S $7.75 PER SHARE OFFER.

         (b)    REASONS.

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         In August 1999, the Company engaged Morgan Keegan & Company, Inc.
("Morgan Keegan") to act as its financial advisor to consider strategic alternatives, including a potential sale of the Company, with a view to enhancing stockholder value.

         With respect to the potential sale of the Company, the Board authorized Morgan Keegan to solicit potential bids to acquire the Company and prepare a memorandum containing certain confidential information about the Company (the "Confidential Memorandum"). Following the Board's authorization, Morgan Keegan contacted 20 to 25 potential bidders, including Mr. Low, the President of New Prime, Inc., one of the Company's principle competitors. Of those 20 to 25 parties, 9 entered into confidentiality agreements with the Company and were furnished copies of the Confidential Memorandum. None of the 9 companies conducted additional diligence of the Company. Morgan Keegan contacted Mr.
Low in October 1999 and offered to send him the Confidential Memorandum provided that Mr. Low enter into a confidentiality agreement with the Company, which included a two-year standstill provision. Mr. Low declined to execute the confidentiality agreement, and, therefore, did not receive a copy of the Confidential Memorandum. Morgan Keegan attempted several times thereafter to get Mr. Low to begin negotiations regarding acquiring the Company.

         Over the next several months, Mr. Low acquired 539,600 shares of the Company's common stock, or approximately 13% of its outstanding shares of capital stock. On February 10, 2000, Mr. Low filed an amendment to his Schedule 13D and issued a press release stating that he wanted to explore a transaction with the Company.

         On February 11, 2000, Mr. John H. ("Chip") Grayson, Jr., Managing Director of Morgan Keegan, called Mr. Low. Mr. Low expressed to Mr. Grayson a strong interest in pursuing a friendly transaction with the Company and asked to meet with Mr. Liles to discuss such a transaction. Mr. Low indicated that he was interested in keeping the Company's current management team, including Mr. Liles, in place after the consummation of any transaction.

         On February 14, 2000, Messrs. Low and Liles met in Biloxi, Mississippi, at which time Mr. Low reiterated his interest in a friendly transaction with the Company. Mr. Liles stated to Mr. Low that, notwithstanding the price at which the Common Stock was then trading, he would not be interested in a sale of the Company for less than its book value, which was approximately $12.60 per share. Mr. Low responded by stating that such a price would represent a 100% premium over the then current trading price of the Common Stock and that he believed that a price in the range of $7 to $7.50 per share would represent a fair price for the Common Stock.

         Over the course of the next several weeks, Mr. Grayson had numerous telephone conversations with Mr. Low and his representatives during which Mr. Low indicated his desire to bring a team to the Company's principal office in Richland, Mississippi to meet with the Company's current management team and conduct due diligence. On February 28, 2000, Mr. Grayson informed Mr. Low via telephone that the Company would require a written indication of interest in the price range of $12.00 per share and a fully-executed confidentiality agreement containing a two year standstill provision to allow Mr. Low access to the Company's confidential, non-public information.

         On March 1, 2000, Mr. Low informed Mr. Grayson via telephone that his counsel advised him that providing the Company with a written indication of interest would require him to amend his Schedule 13D and make such written indication of interest a matter of public record. Mr. Low stated that he preferred to indicate orally that he was willing to pay a purchase price for the Company that was between the current market price and book value per share of the Company. Mr. Grayson informed Mr. Low that he would bring Mr. Low's proposal to the Board of Directors of the Company.

         On March 16, 2000, Mr. Low sent the following letter to the Company, which letter was filed as an Exhibit to Mr. Low's Amendment to his Schedule 13D, making public Mr. Low's interest in exploring the possibility of acquiring the Company.

                                                                March 15, 2000

Mr. Jack Liles
Chairman of the Board, President and Chief Executive [O]fficer
KLLM Transport Services, Inc.
135 Riverview Drive
Richmond, Mississippi 39218

Dear Jack:

         This letter is to express my interest in acquiring KLLM Transport Services, Inc., either directly or through New Prime, Inc., a corporation wholly-owned by me, in an all cash transaction.

         Although I have not had the opportunity to conduct any due diligence other than a preliminary review of KLLM's public documents, I think that a premium of as much as 25% over the closing price of KLLM's common stock, as quoted on the Nasdaq Stock Market on the trading day first preceding the disclosure of our interest expressed in this letter, would be feasible. Based upon Tuesday's closing price, the price per share to your stockholders would be approximately $7.60 per share.

         As you know, I have filed a Schedule 13D as a result of the level of my ownership of KLLM shares, which requires amendment upon the occurrence of any material change in the information contained therein. Consequently, I have filed an amendment to my Schedule 13D contemporaneously with the delivery of this letter disclosing my having advised you of my interest in acquiring KLLM (either directly or indirectly) on a friendly basis and the execution by me of a consent of stockholder for the purpose of protecting certain alternatives that may be pursued by me in the future. A copy of the letter and the consent of stockholder are attached as exhibits to the amendment.

         I think that an all cash transaction will be attractive to your stockholders, who currently hold a stock which is thinly traded and historically has not paid dividends, to liquidate their investment in KLLM at a substantial premium over current share value.

         I would like to emphasize my desire to proceed with exploratory discussions with you and your management as promptly as possible, with the dual objectives of commencing a due diligence-review (subject, of course, to an appropriate confidentiality agreement), and negotiating the specific terms of an all cash transaction with KLLM on a friendly basis.

         I look forward to hearing from you.

                                    Very truly yours,

                                    /s/ Robert E. Low

                                    Robert E. Low

         On March 17, 2000, Mr. Low executed a Consent of Stockholder providing for, among other things, the removal of the current Board and replacing it with Mr. Low's slate of directors. A copy of such Consent of Stockholder was delivered to The Prentice-Hall Corporation System, Inc., the registered agent of the Company in the State of Delaware, on the next day, thereby establishing the record date for the record holders entitled to exercise their consent as March 17, 2000.

         At a Board of Directors meeting on March 20, 2000, Mr. Lile conveyed his interest in making a proposal to acquire the Company. In addition, on or about March 20, 2000, Mr. Grayson informed Mr. Low via telephone that a majority of the Board would be receptive to an offer from Mr. Low, at a higher price than the price per share set forth in Mr. Low's March 15, 2000 letter.

         Mr. Low did not increase his offered price. Accordingly, on March 23, 2000, the Board considered the price per share indicated by Mr. Low and concluded that such price was wholly inadequate and that it was not in the best interests of the Company and its stockholders to allow Mr. Low, the President of one of the Company's principal competitors, to meet with the Company's current management team and conduct due diligence unless Mr. Low entered into an acceptable confidentiality agreement and provided the Company with an indication of interest at a price per share greater than set forth in Mr. Low's March 15, 2000 letter. The Board, in making such decision, reasoned that it was in the best interests of the Company and its stockholders not to allow Mr. Low to conduct a due diligence review and management interviews because allowing him to do so would lead to his obtaining confidential, non-public information about the Company. The Board contemplated that Mr. Low may merely be indicating his interest in the Company to obtain such information about the Company. The Board further reasoned that it would be detrimental to the Company and its stockholders to allow Mr. Low, a principal competitor of the Company, to obtain such information without first obtaining some reasonable protection for such information through a confidentiality agreement.

         In addition, on March 23, 2000, the Board created a Special Committee of the Board of Directors to act on behalf of the Board in connection with the potential sale of control of the Company. The Special Committee is comprised of Leland Speed, as Chairman, Dr. Walter Neely and David Metzler. Morgan Keegan was requested to act as financial advisor for the Special Committee.

         On March 29, 2000, the Special Committee held a telephonic meeting to discuss the process for seeking the best price and terms for the sale of the Company. At that meeting, the Special Committee discussed indications by Mr. Liles that Mr. Liles was putting together an offer to acquire all of the outstanding capital stock of the Company not owned by him or related family interests. The members of the Special Committee agreed that the Company should endeavor to obtain a suitable confidentiality agreement from both Messrs. Low and Liles so that they could treat each of them equally and conduct an orderly auction of the Company in an attempt to maximize stockholder value.

         On March 29, 2000, Mr. Grayson sent Mr. Low a form of confidentiality agreement that had been signed on behalf of the Company. Mr. Grayson asked Mr. Low to execute such agreement so that the Company could allow Mr. Low to conduct a due diligence review of the Company. On March 29, 2000, Mr. Nurkin sent Ms. Dionne Rousseau of Jones, Walker, Waechter, Poitevant, Carrere & Denegre, L.L.P., counsel to Mr. Liles, a form of confidentiality agreement for Mr.
Liles' execution. The form of confidentiality agreements sent to Messrs. Low and Liles were substantially identical and each contained a two-year standstill provision. According to the Schedule TO and a letter dated March
30, 2000 from Mr. Low to Mr. Grayson, Mr. Low did not execute the confidentiality agreement because he believed that it was unacceptable, primarily because of the two-year standstill provision. On March 30, 2000, Ms. Rousseau informed Mr. Nurkin via telephone that Mr. Liles would not enter into a confidentiality agreement with the Company until Mr. Low did so.

         On March 30, 2000, the Company filed its Annual Report on Form 10-K for its fiscal year ended December 31, 1999, wherein it was disclosed that KLLM, Inc., a wholly owned subsidiary of the Company, had entered into in December 1999 change in control agreements with Mr. Liles, Steven L. Dutro and Nancy
M. Sawyer, each an executive officer of the Company, as well as several others and anticipates entering into change in control agreements with certain additional employees. These agreements provide for, among other things, a bonus payment if such employee's employment with the Company shall have terminated within 12 months after a change in control as a result of such executive's termination by the Company without cause or such executive's resignation for good reason. The change in control agreements provide that such bonus is payable in full on the date of such termination and will cause the Company to pay such employees, upon certain triggering events, in the aggregate approximately $1,876,600.

         On March 30, 2000, Mr. Liles filed an amendment to his Schedule 13D, in which Mr. Liles stated that he had communicated to the Board of Directors of the Company that he had a strong interest in acquiring the Company and was in the process of developing a proposal for such an acquisition.

         On April 5, 2000, Mr. Low sent the following letter to the Company demanding access to, among other things, the Company's stockholder list and securities listing position.

                                                                   April 5, 2000

         Via Overnight Delivery

Corporate Secretary
KLLM Transport Services, Inc.
135 Riverview Drive
Richland, Mississippi 39218

         The Prentice-Hall Corporation System, Inc. as Registered Agent of KLLM Transport Services, Inc. 1013 Centre Road Wilmington, Delaware

Ladies and Gentlemen:

         I am a stockholder of record of 100 shares of Common Stock, par value $1.00 per share, including the associated rights to purchase preferred stock ("Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"). I also beneficially own 539,500 shares of Common Stock.

         Pursuant to ss. 220 of the Delaware General Corporation Law, I hereby demand that at a time not later than the opening of business on April 13, 2000 you make available for inspection and copying the Company's stock ledger and a list of stockholders dated as of March 17, 2000.

         In addition to and as part of the foregoing demand, I hereby request:

         (a) A list of the record holders of the Company, dated as of March 17, 2000 and certified by the Company or its transfer agent, showing the names and addresses of each record holder of the Company and their stockholdings.

         (b) A magnetic computer tape list of the stockholders of the Company as of March 17, 2000 showing the names, addresses and number of shares of Common Stock held by such stockholders, together with such computer processing data as is necessary for me to make use of such magnetic computer tape for verification purposes.

         (c) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of shares of Common Stock held by the participating brokers and banks named in the individual nominee names of Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and other similar nominees, and a list or lists containing the name, address and number of shares of Common Stock attributable to any participant in any Company employee stock ownership or comparable plan in which the decision regarding the voting of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan.

         (d) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the beneficial owners of shares of Common Stock ("NOBO's") in the format of a printout in descending order balance.

         I will bear the reasonable costs incurred by the Company (including those of its transfer agent) in connection with the production of the above information.

         The purpose of this demand is to enable me to communicate with my fellow Company stockholders on matters relating to our mutual interests as stockholders including the solicitation of written consents for the removal of the Company's current Board of Directors.

         I hereby designate and authorize Steven D. Crawford and Gallop, Johnson & Neuman, L.C., their respective partners, officers and employees, and any other persons to be designated by me, acting together, singly or in combination, to conduct, as my agents, the inspection and copying herein requested.

         Please advise Steven D. Crawford (800-848-4560) immediately whether you will voluntarily supply the requested information or when and where the items demanded above will be readily available to me.

         Very truly yours,

         /s/ Robert E.  Low

         Robert E.  Low

         The Company has provided Mr. Low with a list of the Company's stockholders as of March 17, 2000 and a list of NOBOs pursuant to his request above.

         On April 6, 2000, Mr. Low received a letter from Mr. Grayson indicating that the Company would be willing to consider a six-month standstill agreement. Mr. Low once again reiterated that while he would be willing to sign a confidentiality agreement to protect any proprietary information which may be disclosed to Mr. Low during a due diligence review of the Company, Mr. Low would be unwilling to agree to any form of a standstill obligation on his part. In light of Mr. Low's commencing a consent solicitation to replace the Board, the Special Committee made the decision to require a standstill provision in any confidentiality agreement it obtained from Mr. Low because such an agreement would allow the Company to undertake an orderly auction of the Company and treat both Messrs. Low and Liles equally. Mr. Low's consent solicitation was seeking to remove the current Board, including the members of the Special Committee, and replace it with a new slate of directors proposed by Mr. Low, including Mr. Low himself. The Special Committee reasoned that the standstill provision was now necessary for an orderly process because it would force Mr. Low to withdraw his consent solicitation, thereby eliminating the possibility that the members of the Special Committee would be removed from office and allowing them to proceed with an auction of the Company.

         Also on April 6, 2000, Mr. Low received a call from Mr. Leland R. Speed, a director of the Company and Chairman of the Special Committee, urging that Mr. Low reconsider entering into a short-term standstill agreement of three months. Mr. Low once again indicated that he would have no interest in entering into a standstill agreement with the Company of any duration.

         On April 6, 2000, Mr. Grayson informed Mr. Low via telephone that the purpose of the Special Committee is to maximize the value of the Company for its stockholders. Mr. Grayson also informed Mr. Low that, upon Mr. Low entering into a satisfactory confidentiality agreement, the Special Committee was prepared to use its best efforts to provide Mr. Low with sufficient access to the Company to provide Mr. Low substantially the same information Mr. Liles has about the Company.

         On April 11, 2000, Mr. Nurkin reiterated to Mr. Steve Crawford, counsel to New Prime, Inc. and, as indicated by Mr. Crawford, counsel to Mr. Low, that upon Mr. Low entering into a satisfactory confidentiality agreement, the Special Committee was prepared to use its best efforts to provide Mr. Low with enough access to the Company to give Mr. Low substantially the same information Mr. Liles has about the Company.

         On April 12, 2000, Mr. Low, through Low Acquisition, Inc., commenced the $7.75 Per Share Offer. The $7.75 Per Share Offer is subject to certain conditions, including, making the Rights Plan inapplicable to the offer, approving any negotiated transaction with Mr. Low in accordance with
Section 203 of the DGCL, having no other tender offer for some or all of the shares of the Common Stock being commenced or publicly proposed to be made and having no material amount of indebtedness of the Company accelerated by the offer. Subsequent to the commencement of the $7.75 Per Share Offer, as discussed below, proposal for another tender offer for all outstanding shares of Common Stock was made to the Special Committee and was publicly announced. Additionally, the $7.75 Per Share Offer would create a default under the Company's existing revolving credit facility. Consequently, at least two of the conditions of the $7.75 Per Share Offer must be waived by Mr. Low. The $7.75 Per Share Offer is not subject to Mr. Low obtaining financing. Contemporaneously with the commencement of the $7.75 Per Share Offer, Mr. Lowe filed a Schedule 14A with the Commission in which he indicated his plan to initiate a consent solicitation to permit the consummation of his unsolicited tender offer to acquire the Company, through Low Acquisition, Inc., as described above and therein. If Mr. Low's consent solicitation successfully replaces the Board, the new Board will be able to redeem the Rights Plan, approve the transactions contemplated by the $7.75 Per Share Offer, and remove any other impediments to Mr. Low completing the transactions contemplated by the $7.75 Per Share Offer, thereby allowing Mr. Low to complete the $7.75 Per Share Offer upon his successfully obtaining more than 50% of the outstanding shares of Common Stock in his unsolicited tender offer.

         On April 12, 2000, the Special Committee met to discuss Mr. Low's unsolicited tender offer and determine how to proceed to obtain the maximum value for the stockholders of the Company.

         On April 19, 2000, Mr. Liles and others (collectively, the "Liles Group") submitted a proposal to the Special Committee to acquire, by means of a tender offer, all of the outstanding shares of Common Stock (other than those shares held in treasury or by Mr. Liles and trusts controlled by his family) for $8.25 per share in cash. The proposal of the Liles Group is subject to certain conditions, including requiring the Company to deal exclusively with the Liles Group unless the Company obtains a superior proposal, pay up to $1 million in fees, which amount includes a $750 million cash break-up fee, if the Company enters into a transaction with a third party, making the Rights Plan inapplicable to the offer, and approve any negotiated transaction with the Liles Group in accordance with Section 203 of the DGCL. The Liles Group's proposal is not subject to the Liles Group obtaining financing, except for the requirement that the Company must execute a commitment letter to refinance its existing revolving credit facility upon the closing of the transaction.

         On April 20, 2000, the Special Committee met via telephone conference to discuss Mr. Liles' proposal and to determine how to proceed to obtain the maximum value for the stockholders of the Company. After discussion, the Special Committee concluded that it could not agree to the conditions set forth in Mr. Liles' proposal and instructed counsel to the Committee to communicate that conclusion to counsel for Mr. Liles. Mr. Nurkin conveyed such message to Ms. Rousseau via telephone.

         On April 21, 2000, the Special Committee sent Mr. Low a confidentiality agreement, which did not contain a standstill agreement.

         In a series of telephone calls to and among the members of the Committee, its financial advisors and its legal advisors on April 21, 2000, the Committee determined to send a letter to each of Mr. Low and Mr. Liles requesting that they comply with certain bid procedures established by the Committee, including submitting to the Committee by the close of business on May 5, 2000 agreements for the acquisition of the Company that they would be prepared to sign and indicating their best offer, expressed on a per share basis, for the acquisition of the capital stock of the Company (other than shares respectively owned or controlled by them and treasury shares). Accordingly, on April 25, the following letters were sent to Messrs. Low and Liles, respectively by counsel to the Committee:

                        [Alston & Bird LLP's Letterhead]

                                 April 25, 2000

Mr. Robert Low
Low Acquisition Inc.
2740 N. Mayfair
Springfield, MO  65803

Dear Mr. Low:

         As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

         You have commenced a tender offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or other members of your group, at a price of $7.75 per share. You have also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all of the present directors of the Company and to replace them with your nominees. As you are also aware, a group headed by Mr. Jack Liles (the "Liles Group") has advised the Committee of its interest in making an offer to acquire all of the outstanding capital stock of the Company at a price of $8.25 per share.

         The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, Mr. John Grayson, Jr. of Morgan Keegan & Co. has advised you personally, and the undersigned has advised your attorney Mr. Steven Crawford, of the willingness of the Committee to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously advised you and your counsel that such confidentiality agreement need not contain a standstill provision, and we have furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing the financial offer that you have made for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

         The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000, the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

         Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

         Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

         Contemporaneously with this letter to you, we are submitting a letter to the Liles Group requesting that they too furnish to the Committee, no later than the close of business on May 5, 2000 an agreement for the acquisition of all of the outstanding capital stock Company that they are prepared to sign. The Liles Group will be advised that its agreement must also contain the provisions described in the preceding paragraphs.

         The Committee intends to consider the offer made by you and any offer that may be made by the Liles Group promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer made by you or that may be made by the Liles Group or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with representatives of the Liles Group for improved price and terms, entering into agreements with you or with the Liles Group pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to the offer made by you or that may be made by the Liles Group, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person, if the Committee believes, in consultation with its legal and financial advisors, that offer is likely to result in a superior proposal.

         We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you so agree, the Committee will ask you to extend your tender offer for an additional 20 days and to defer the commencement of your consent solicitation until on or after May 5, 2000.

         If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.

                                   Sincerely,


                                   Sidney J. Nurkin

               [Alston & Bird LLP's Letterhead]

                                 April 25, 2000

Mr. William J. Liles, III
c/o Dionne M. Rousseau, Esq.
Jones, Walker, Waechter, Poitevent Carrere & Denegre, L.L.P.
201 St. Charles Avenue
New Orleans, LA  70170

Bernard J. Ebbers
c/o Charles P. Adams, Jr.
Adams and Reese LLP
111 Capital Building, Suite 350
111 Capital Street
Jackson, MS  39225

Dear Mr. Liles:

         As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

         You have advised the Committee of your interest in making an offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or trusts controlled by your family, at a price of $8.25 per share. As you are aware, Mr. Robert Low has commenced a tender offer to acquire all of the outstanding capital stock of the Company at a price of $7.75 per share. Mr. Low has also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all the present directors of the Company and to replace them with his nominees.

         The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, the Committee is willing to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing your financial offer for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

         The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000 the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

         Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

         Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

         Contemporaneously with this letter to you, we are submitting a letter to Mr. Low requesting that he also furnish to the Committee, no later than the close of business on May 5, 2000, an agreement for the acquisition of all of the outstanding capital stock Company that he is prepared to sign. Mr. Low will be advised that his agreement must also contain the provisions described in the preceding paragraphs.

         The Committee intends to consider any offer that you may make and any offer that may be made by Mr. Low promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer that you may make or that may be made by Mr. Low or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with Mr. Low for improved price and terms, entering into agreements with you or with Mr. Low pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to any offer that you may make or that may be made by Mr. Low, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person if the Committee believes that offer to be a superior proposal.

         We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.

                                   Sincerely,


                                   Sidney J. Nurkin

         The Special Committee, in conjunction with its financial and legal advisors, intends to continue discussions with both Mr. Low and the Liles Group, as well as any other third party, in an attempt to obtain the highest price possible for the Company's stockholders.

         The Special Committee made its decision herein based on indications from the Liles Group and Mr. Low that each will comply with the terms of the above letters dated April 25, 2000. Neither the $7.75 Per Share Offer nor the Liles Group's proposal is contigent on obtaining financing. Therefore, in the event the Liles Group and Mr. Low comply with such letters, the Special Committee believes that it will be able to expeditiously conduct an orderly auction of the Company. The Special Committee believes that, by conducting an orderly auction, it will be able to maximize the value of the Company for its stockholders.

         In analyzing the $7.75 Per Share Offer, the Special Committee were assisted and advised by representatives of Morgan Keegan and the Company's counsel, who reviewed various financial, legal and other considerations in addition to the terms of the $7.75 Offer and Offer to Purchase.

         (c) INTENT TO TENDER. After making reasonable inquiry, the Company believes that Mr. Liles and Steven Dutro, Chief Financial Officer of the Company, will hold their shares of Common Stock. The Company is not aware of whether any of its other executive officers, directors or affiliates will tender, sell or hold their shares of Common Stock.

ITEM 5.  PERSON /ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) SOLICITATIONS OR RECOMMENDATIONS. Morgan Keegan is acting as the Special Committee's financial advisor in connection with the $7.75 Per Share Offer. The Company has entered into an engagement letter with Morgan Keegan, dated August 19, 1999, (collectively, the "Engagement Letter"), pursuant to which the Company engaged Morgan Keegan as a financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the Engagement Letter, the Company will pay Morgan Keegan a fee equal to 1% of the transaction value, which is the equity value plus the debt assumed or paid upon completion of the $7.75 Per Share Offer. In addition, the Company has agreed to reimburse Morgan Keegan for its reasonable expenses incurred during its engagement and to indemnify Morgan Keegan against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

         Morgan Keegan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations of estate, corporate and other purposes. In the ordinary course of business Morgan Keegan and its affiliates may actively trade or hold the securities of the Company for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

         Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the $7.75 Per Share Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (b) SECURITIES TRANSACTIONS. Except for issuing common stock pursuant to the Company's Non-Employer Director Stock Compensation Plan, no transaction in the shares of Common Stock has been effected during the past sixty (60) days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         To the best of the Company's knowledge, no executive officer, director, affiliate and subsidiary of the Company currently intends to tender his, her or its shares of Common Stock which he, she or it owns beneficially or of record to Mr. Low pursuant to the $7.75 Per Share Offer.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (d) SUBJECT COMPANY NEGOTIATIONS. Except as set forth in Items 3(d) and 4 above, the Company is not engaged in any negotiations in response to the Offer to Purchase which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; (iv) any material change in the present capitalization or dividend policy of the Company.

         Except as set forth in Items 3(d) and 4 above, there are no transactions, board resolutions, agreements in principal or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

         (b) OTHER MATERIAL INFORMATION.

         ANTI-TAKEOVER PROVISIONS AND DELAWARE LAW. The Company's Certificate of Incorporation and the Delaware General Corporation Law (the "DGCL") contain provisions that could have the effect of delaying, deferring or preventing an unsolicited change in control of the Company.

                  ISSUANCE OF PREFERRED STOCK. The Board of Directors has the power to issue 5,000,000 shares of Preferred Stock, in one or more classes or series and with such rights and preferences as determined by the Board of Directors, all without stockholder approval. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The Board of Directors has no present plans to issue any shares of Preferred Stock.

                  DELAWARE ANTI-TAKEOVER STATUTES. Section 203 of the DGCL (the "Business Combination Statute") purports to regulate certain business combinations of a corporation, like the Company, which is organized under Delaware law, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). The Company has not opted out of the Business Combination Statute in either its Certificate of Incorporation or Bylaws. Therefore, the Business Combination Statute applies to the Company.

         The Business Combination Statute provides, in relevant part, that the Company shall not engage in any business combination with an Interested Stockholder for a period of three years following the date such stockholder first becomes an Interested Stockholder unless:

                  (i) prior to the date such stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder becoming an Interested Stockholder;

                  (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

                  (iii) on or subsequent to the date such stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders of the Company by the affirmative vote of at least two-thirds of the outstanding voting stock of the Company which is not owned by the Interested Stockholder.

         The Company's Board has not approved a business combination or other transaction that would result in Mr. Low or Low Acquisition becoming an Interested Stockholder. Therefore, the Business Combination Statute is applicable to the $7.75 Offer and the transactions contemplated thereby.

                  DELAWARE MERGER STATUTE. Under Section 253 of the DGCL, if Low Acquisition acquires, pursuant to the $7.75 Per Share Offer or otherwise, at least 90% of the outstanding shares of Common Stock, it will be able to approve a merger after consummation of the $7.75 Per Share Offer without a meeting of the Company's stockholders. However, if Low Acquisition does not acquire at least 90% of the outstanding shares of Common Stock, a meeting of the Company's stockholders will be required under Section 253 of the DGCL to approve any merger or other business combination between the Company and Mr. Low or Low Acquisition.

                  ANTITRUST. The Offer to Purchase is subject to the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") and certain waiting period requirements have been satisfied. The transaction contemplated by the Offer to Purchase will require Low Acquisition and the Company to each file a Notification and Report Form under the HSR Act.

                  To the Company's knowledge, neither Low nor Low Acquisition has filed its Notification and Report Forms with respect to the Offer to Purchase with the Antitrust Division and the FTC as of April 25, 2000.

The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., Eastern Standard Time, on the tenth day after Low and Low Acquisition have substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer to Purchase, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period.

                  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Low Acquisition's acquisition of the shares of Common Stock pursuant to the Offer to Purchase. At any time before or after Low Acquisition's acceptance for payment of shares of Common Stock, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of the shares of Common Stock pursuant to the Offer to Purchase or otherwise or seeking divestiture of the shares of Common Stock acquired by Low Acquisition or divestiture of substantial assets of Low Acquisition or its subsidiaries. Private parties and state attorney generals may also bring legal action under the antitrust laws under certain circumstances. Based upon Low Acquisition's discussions with the Company and its examination of publicly available information with respect to the Company, Low Acquisition indicated in the Schedule TO that it believes that its acquisition of the shares of Common Stock will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer to Purchase on antitrust grounds will not be made, or, if such a challenge is made, of the result.

ITEM 9.  EXHIBITS.

Exhibit 1 The section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's 1999 Form 10-K.*

         * Included in the copy of the Company's 1999 Form 10-K filed with the Commission on March 30, 2000.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2000               KLLM TRANSPORT SERVICES, INC.

                                     By: /s/ Leland R. Speed
                                        -------------------------------------
                                        Leland R. Speed, Chairman of the Special
                                        Committee of the Board of Directors

                                    Exhibit 1

         ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION. "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 7 - 10 of the Company's 1999 Annual Report to Shareholders is incorporated herein by reference in response to this item, except that the estimated net capital expenditures is expected to be approximately $28,400,000 rather than the $40,700,000 on page 10 of the Company's 1999 Annual Report. You should read the following discussion and analysis and the discussion and analysis incorporated by reference from the Company's 1999 Annual Report in conjunction with "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data" incorporated herein by reference from the Company's 1999 Annual Report, which may contain forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. The Company's actual results could differ materially from the results anticipated by such forward-looking statements as a result of many known and unknown factors, including but not limited to those discussed below, those discussed in "-Factors Affecting Future Performance" in the Company's 1999 Annual Report and those discussed elsewhere in this report and the Company's 1999 Annual Report. IN ADDITION TO THE "-FACTORS AFFECTING FUTURE PERFORMANCE" INCORPORATED HEREIN BY REFERENCE FROM THE COMPANY'S 1999 ANNUAL REPORT, ANOTHER FACTOR AFFECTING FUTURE PERFORMANCE IS THAT THE COMPANY HAS ADOPTED MEASURES THAT HAVE ANTI-TAKEOVER EFFECTS, WHICH MAY DISCOURAGE TRANSACTIONS THAT MAY BE BENEFICIAL TO STOCKHOLDERS. Under the Company's Certificate of Incorporation, the Board of Directors may issue Preferred Stock, with any rights the Company wishes to assign them, without stockholder action. The Company has also adopted a Stockholder Rights Plan under which the Company has distributed rights to purchase shares of its Participating Preferred Stock to its stockholders. If certain triggering events occur, the holders of the rights will be able to purchase shares of Common Stock at a price substantially discounted from the then applicable market price of the Common Stock. The Company has also entered into or anticipates entering into Change of Control Agreements with certain employees of the Company which, upon certain triggering events, will cause the Company to pay such employees, in the aggregate, approximately $1,876,600.